Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933

Subject Companies:

Barclays PLC

(Commission File No. 333-195965)

Barclays Bank PLC

(Commission File No. 333-190038)

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, INTO ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

15 May 2014

Barclays PLC and Barclays Bank PLC Announce Offers to Exchange Existing T1 Securities for New AT1 Securities

Barclays PLC (“Barclays”) and Barclays Bank PLC (“Barclays Bank”, and together with Barclays, the “Offerors”) have today launched invitations to holders (“Holders”) of certain existing Tier 1 securities (as described in the tables below) (the “Existing T1 Securities”) issued by Barclays Bank to offer to exchange any or all of such securities for new additional tier 1 securities (the “New AT1 Securities”) to be issued by Barclays (the “Exchange Offers”), as the next step in the transition of the Group’s capital structure.

The Exchange Offers are being made on the terms and subject to the conditions and restrictions set out in the prospectus (the “Prospectus”) contained in the Form F-4 Registration Statement (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on 15 May 2014, as may be amended from time to time. Copies of the Registration Statement are available for free by visiting EDGAR on the SEC website at www.sec.gov or from the Exchange Agents whose contact details are set out at the end of this announcement.

Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Prospectus.

Purpose of the Exchange Offers

The exchange will accelerate the transition of the Group’s capital structure, contribute to its leverage ratio target and manage the interest cost associated with legacy non-CRD IV-compliant securities. Barclays notes that any future decision as to the exercise of early redemption calls with respect to the Existing T1 Securities will be made with reference to the economic impact to the Group of such early redemption, prevailing market conditions and regulatory developments.

The Exchange Offers

Subject to certain restrictions set out in the Prospectus, all Holders are being invited by Barclays (in the case of the Preference Shares) or Barclays Bank (in the case of the TONs and the RCIs) to offer to exchange their Existing T1 Securities for New AT1 Securities as set out under “Sterling Exchange Offer”, “Euro Exchange Offer” and “Dollar Exchange Offer” below, plus any applicable Cash Payment Amount and (if applicable) any cash amounts in lieu of any fractional New AT1 Securities, as further described below.

Sterling Exchange Offer

In the Sterling Exchange Offer, Barclays or Barclays Bank (as applicable) are offering to exchange any and all of the Sterling T1 Securities listed in the immediately following table for the Sterling AT1 Securities described in the next following table. For each £1,000 of the Sterling T1 Securities validly tendered and accepted for exchange, Holders of a particular Series will be eligible to receive a principal amount of the Sterling AT1 Securities set out in the immediately following table under “Exchange Price”.

Sterling T1 Securities	ISIN	Interest Rate / Dividend	First Optional Call Date	Principal Amount Outstanding	Exchange Price (per £1,000 principal amount of Sterling T1 Securities)
6% Callable Perpetual Core Tier One Notes	XS0150052388	6% to (but excluding) 15 June 2032. From (and including) 15 June 2032, six-month Sterling LIBOR plus 0.89% per annum.	15 June 2032	£90,501,000	£1,040 principal amount of Sterling AT1 Securities

5.3304% Step-up Callable Perpetual Reserve Capital Instruments	XS0248675364	5.3304% to (but excluding) 15 December 2036. From (and including) 15 December 2036, three-month Sterling LIBOR plus 1.985%.	15 December 2036	£81,481,000	£960 principal amount of Sterling AT1 Securities

6.3688% Step-up Callable Perpetual Reserve Capital Instruments	XS0305103482	6.3688% to (but excluding) 15 December 2019. From (and including) 15 December 2019, three-month Sterling LIBOR plus 1.70%.	15 December 2019	£94,703,000	£1,050 principal amount of Sterling AT1 Securities

6.0% Non-Cumulative Callable Preference Shares	XS0222208539	6.0% to (but excluding) 15 December 2017. From (and including) 15 December 2017, three-month Sterling LIBOR plus 1.42% per annum.	15 December 2017	£750,000,000	£1,030 principal amount of Sterling AT1 Securities

New AT1 Securities	ISIN	Initial Interest Rate	Reset Sterling Interest Margin	Conversion Price	First Call Date	Minimum New Issue Size
Sterling AT1 Securities	XS1068561098	7.00%	5.084%	£1.65	15 September 2019	£150,000,000

Euro Exchange Offer:

In the Euro Exchange Offer, Barclays is offering to exchange any and all of the Euro T1 Securities listed in the immediately following table for the Euro AT1 Securities described in the next following table. For each €1,000 of the Euro T1 Securities validly tendered and accepted for exchange, Holders of such securities will be eligible to receive a principal amount of the Euro AT1 Securities set out in the immediately following table under “Exchange Price”.

Existing T1 Securities	ISIN	Interest Rate / Dividend	First Optional Call Date	Principal Amount Outstanding	Exchange Price (per €1,000 principal amount of Euro T1 Securities)
4.75% Non-Cumulative Callable Preference Shares	XS0214398199	4.75% to (but excluding) 15 March 2020. From (and including) 15 March 2020, three-month EURIBOR plus 0.71% per annum.	15 March 2020	€1,400,000,000	€1,000 principal amount of Euro AT1 Securities

New AT1 Securities	ISIN	Initial Interest Rate	Reset Euro Interest Margin	Conversion Price	First Call Date	Minimum New Issue Size
Euro AT1 Securities	XS1068574828	6.50%	5.875%	€2.02	15 September 2019	€300,000,000

Dollar Exchange Offer:

In the Dollar Exchange Offer, Barclays or Barclays Bank (as applicable) are offering to exchange any and all of the Dollar T1 Securities listed in the immediately following table for the Dollar AT1 Securities described in the next following table. For each $1,000 of the Dollar T1 Securities validly tendered and accepted for exchange, Holders of a particular Series will be eligible to receive a principal amount of the Dollar AT1 Securities set out in the immediately following table under “Exchange Price”.

Dollar T1 Securities	ISIN / CUSIP	Interest Rate / Dividend	First Optional Call Date	Principal Amount Outstanding	Exchange Price (per $1,000 principal amount of Dollar T1 Securities)
6.86% Callable Perpetual Core Tier One Notes	XS0155141830; US06738CAG42 / 06738CAG4	6.86% to (but excluding) 15 June 2032. From (and including) 15 June 2032, six-month U.S. dollar LIBOR plus 1.73% per annum.	15 June 2032	$681,013,000	$1,135 principal amount of Dollar AT1 Securities

5.926% Step-up Callable Perpetual Reserve Capital Instruments	XS0269453139; US06739FEY34 / 06739FEY3	5.926% to (but excluding) 15 December 2016. From (and including) 15 December 2016, three-month U.S. dollar LIBOR plus 1.75%.	15 December 2016	$533,064,000	$1,090 principal amount of Dollar AT1 Securities

7.434% Step-up Callable Perpetual Reserve Capital Instruments	XS0322792010; US06739GAD16 / 06739GAD1	7.434% to (but excluding) 15 December 2017. From (and including) 15 December 2017, three-month U.S. dollar LIBOR plus 3.17%.	15 December 2017	$346,565,000	$1,155 principal amount of Dollar AT1 Securities

6.278% Non-Cumulative Callable Dollar Preference Shares, Series 1, evidenced in the form of American Depositary Shares, Series 1	US06738C8284 / 06738C828	6.278% to (but excluding) 15 December 2034. From (and including) 15 December 2034, three-month U.S. dollar LIBOR plus 1.55% per annum.	15 December 2034	$1,000,000,000	$1,060 principal amount of Dollar AT1 Securities

New AT1 Securities	ISIN / CUSIP	Initial Interest Rate	Reset Dollar Interest Margin	Conversion Price	First Call Date	Minimum New Issue Size
Dollar AT1 Securities	US06738EAB11 / 06738E AB1	6.625%	5.022%	$2.77	15 September 2019	$300,000,000

Fractional Entitlements

Book-entry interests in the New AT1 Securities will be issued in minimum denominations of £200,000, €200,000 and $200,000 (as applicable) and in integral multiples of £1,000, €1,000 and $1,000 (as applicable) in excess thereof. No fractional New AT1 Securities will be delivered pursuant to the Exchange Offers. Instead, each tendering holder of Existing T1 Securities who would otherwise be entitled to a fractional New AT1 Security will receive cash in an amount equal to such fractional entitlement in the currency of the relevant Series of New AT1 Securities.

Cash Payment Amount

Holders whose Existing T1 Securities are accepted for exchange will receive an amount in cash equivalent to any accrued and unpaid interest or dividends, as the case may be, on the relevant Existing T1 Security from (and including) the immediately preceding interest or dividend payment date to (and excluding) the relevant Settlement Date of an Exchange Offer as part of the consideration under the relevant Exchange Offer and not, for the avoidance of doubt, as a payment of interest or a dividend on the Existing T1 Securities. For the avoidance of doubt, the “Exchange Price” column in the tables above does not take into account any Cash Payment Amount due to Holders. The Cash Payment Amount will be paid to tendering Holders, if applicable, as a separate cash payment.

Minimum New Issue Size

Each Exchange Offer is subject to the condition that a minimum amount of the corresponding New AT1 Securities are issued (each, a “Minimum New Issue Size”) and other conditions set out in the Prospectus. In particular:

•	the Sterling Exchange Offer is subject to the condition that a sufficient number of Sterling T1 Securities are validly tendered and not validly withdrawn by the Expiration Date such that at least £150,000,000 aggregate principal amount of the Sterling AT1 Securities will be issued by Barclays;

•	the Euro Exchange Offer is subject to the condition that a sufficient number of Euro T1 Securities are validly tendered and not validly withdrawn by the Expiration Date such that at least €300,000,000 aggregate principal amount of the Euro AT1 Securities will be issued by Barclays; and

•	the Dollar Exchange Offer is subject to the condition that a sufficient number of Dollar T1 Securities are validly tendered and not validly withdrawn by the Expiration Date such that at least $300,000,000 aggregate principal amount of the Dollar AT1 Securities will be issued by Barclays.

Rejection of Tenders; Extension; Amendment; Waiver; Termination

The Offerors may reject tenders of Existing T1 Securities, or extend, amend, waive any condition of or terminate the Exchange Offers, as provided for in the Prospectus.

Withdrawal Rights

Holders may withdraw any Existing T1 Securities that they previously tendered in the Exchange Offers at any time on or prior to the Expiration Date, in accordance with the procedures set out in the Prospectus.

Listing and Trading

The New AT1 Securities are expected to be provisionally admitted to trading on the SIX Swiss Exchange from the Settlement Date. Application will be made to the SIX Swiss Exchange for listing of the New AT1 Securities.

Important Dates

If one or more Exchange Offers are extended, the Expiration Date and Revocation Deadline for such extended Exchange Offers will be the latest date and time to which such Exchange Offers are extended.

Date	Time and Calendar Date	Event

Commencement of the Exchange Offers.	15 May 2014	The Exchange Offers announced. Preliminary prospectus made available to Holders of Existing T1 Securities.

Expiration Date and Revocation Deadline	11:59 p.m, New York City time, 12 June 2014.	Deadline for Holders to validly tender Existing T1 Securities in order to qualify for the relevant Exchange Offer and to validly withdraw tenders of Existing T1 Securities.

Results Announcement Date	13 June 2014	Announcement of the results of the Exchange Offers and acceptance of tenders by Barclays.

Settlement Date	Expected to be 17 June 2014 (three Business Days after the Expiration Date)	New AT1 Securities will be issued in
exchange for any Existing T1
Securities validly tendered prior to the
Expiration Date and accepted by the
Offerors.

Payment of any applicable Cash
Payment Amount and cash amounts in
lieu of any fractional New AT1
Securities.

Unless stated otherwise in the Prospectus, announcements in connection with the Exchange Offers will be made (i) by the issue of a press release to a recognized financial news service or services (e.g. Reuters/Bloomberg) as selected by Barclays, (ii) by the delivery of notices to the relevant Clearing System for communication to direct participants and (iii) through RNS and on the Luxembourg Stock Exchange’s website at www.bourse.lu, and may also be found on the relevant Reuters International Insider Screen. Copies of all such announcements, press releases and notices can also be obtained from the Exchange Agents, the contact details for whom are at the end of this announcement.

Participating in the Exchange Offers

Holders are advised to read the Prospectus carefully for full details of, and information on, the procedures for participating in the Exchange Offers.

Holders who hold Existing T1 Securities through a Clearing System, broker, dealer, commercial bank, trust company or other nominee should keep in mind that such entity may require a Holder to take action with respect to the Exchange Offers a number of days before the Expiration Date in order for such entity to tender Existing T1 Securities on such Holder’s behalf at or prior to the Expiration Date.

Further Information

This announcement must be read in conjunction with the Prospectus. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Prospectus contain important information, which must be read carefully before any decision is made with respect to the Exchange Offers. Holders should reach their own investment decision about the New AT1 Securities only after consultation with their own financial, legal and tax advisers (as such Holder deems appropriate) about risks associated with participating in the Exchange Offers and with an investment in the New AT1 Securities and the suitability of participating in the Exchange Offers and investing in the New AT1 Securities in light of the particular characteristics and terms of the New AT1 Securities, which are complex in structure and operation, and of such Holder’s particular financial circumstances. Any individual or company whose Existing T1 Securities are held on its behalf by a Clearing System, broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Exchange Offers. None of the Offerors, the Dealer Managers or the Exchange Agents appointed in relation to the Exchange Offers makes any recommendation as to whether Holders should offer Existing T1 Securities for exchange pursuant to the Exchange Offers.

The Registration Statement has been filed with the SEC, but has not yet become effective. New AT1 Securities may not be issued in exchange for the Existing T1 Securities prior to the time the Registration Statement becomes effective.

Any questions or requests for assistance may be directed to the Dealer Managers or the Exchange Agents at their respective telephone numbers as set forth below. Any requests for additional copies of the Registration Statement, an Exchange Instruction or related documents may be directed to the Exchange Agents. A Holder may also contact such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers.

The Dollar Exchange Agent is:

Global Bondholder Services Corporation
By Hand, Overnight Delivery or Mail (Registered or Certified Mail Recommended): 65 Broadway – Suite 404 New York, New York 10006 United States of America Attn: Corporate Actions	By Facsimile Transmission (for Eligible Institutions only): (212) 430-3775/3779
Email: info@gbsc-usa.com
Confirm by Telephone: (212) 430-3774 Toll free: (866) 470-4500

The Sterling and Euro Exchange Agent is:

Lucid Issuer Services Limited
By Hand, Overnight Delivery or Mail (Registered or Certified Mail Recommended): Leroy House 436 Essex Road London N1 3QP United Kingdom Attn: Thomas Choquet / Yves Theis	By Facsimile Transmission (for Eligible Institutions only): +44 20 7067 9098
Email: barclays@lucid-is.com
Confirm by Telephone: +44 20 7704 0880

The Sole Global Coordinator and Lead Dealer Manager for the Exchange Offers is:

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

United States

In the United States:

U.S. Toll-Free: +1 (800) 438-3242

Collect: +1 (212) 528-7581

Fax: +1 (646) 834-0584

Email: us.lm@barclays.com

Attention: Liability Management Group

In Europe:

Tel: +44(0) 20 3134 8515

Fax: +44(0) 20 7516 7379

Email: eu.lm@barclays.com

Attention: Liability Management Group

The Joint Dealer Managers for the Dollar Exchange Offers are:

Banco Bilbao Vizcaya Argentaria, S.A.

One Canada Square

44th Floor

Canary Wharf

London E14 5AA

United Kingdom

In Europe:

Tel: + 44 (0)207 397 60 29

Attention: Gianmarco Deiana

Email: gianmarco.deiana@bbva.com

Merrill Lynch, Pierce Fenner & Smith Incorporated

214 North Tryon Street, 21st Floor

Charlotte, NC 28255

United States

In the United States:

U.S. Toll-Free: +1 (888) 292-0070

Collect: +1 (980) 683-3215

Attention: Debt Advisory

In Europe:

Tel: +44 (0)20 7995 3715 / +44 (0)20 7996 0867

Email: john.m.cavanagh@baml.com / karl.bystedtwikblom@baml.com

Attention: John Cavanagh / Karl Bystedt Wikblom

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Attention: Liability Management Group

Tel: +44 20 79868969

Email: liabilitymanagement.europe@citi.com

ING Financial Markets LLC

1325 Avenue of the Americas

New York, NY 10019

United States

In the United States:

U.S. Toll-Free: +1 (877) 446-4930

Collect: +1 (646) 424-6000

Fax: +1 (646) 424-6064

Attention: Debt Capital Markets

SMBC Nikko Capital Markets Limited One New Change London EC4M 9AF United Kingdom In Europe: Email: lntm@smbcnikko-cm.com

The Joint Dealer Managers for the Sterling Exchange Offer and the Euro Exchange Offer are:

Crédit Agricole Corporate and Investment Bank Broadwalk House 5 Appold Street London EC2A 2DA United Kingdom In Europe: Tel: +44 (0)20 7214 7140 Email: liability.management@ca-cib.com	Credit Suisse Securities (Europe) Limited One Cabot Square Canary Wharf London E14 4QJ United Kingdom In Europe: Tel: +44 (0)20 7883 8763 Email: liability.management@credit-suisse.com

Lloyds Securities Inc.

1095 Avenue of the Americas

New York, NY 10036

United States

In Europe:

Tel: +44 (0)20 7158 2720

Email: Liability.Management@lloydsbanking.com

Attention: Liability Management Group

Natixis 30, avenue Pierre Mendès-France 75013 Paris France In Europe: Tel: +33 1 58 55 27 89 Email: legal.bonds@natixis.com Attention: Legal Bonds
Swedbank AB (publ) Large Corporates & Institutions SE-105 34 Stockholm Sweden Attention: Legal In Europe: Email: dcm.legal@swedbank.se	UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom Attention: Liability Management Group In Europe: Tel: +44 (0)20 7567 0525 Email: mark-t.watkins@ubs.com / mahmoud.abdelaal@ubs.com

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations

Richard Caven

+ 44 (0) 207 116 2809

Sofia Lonnqvist

+44 (0) 207 116 5716

Barclays Treasury

Jennifer Moreland

+ 44 (0) 203 555 4495

Tim Allen

+44 (0) 203 134 6290

Offer Restrictions

Certain Matters Relating to Non-U.S. Jurisdictions

Although the Offerors will mail the Prospectus to holders of the Existing T1 Securities to the extent required by U.S. law, neither the Prospectus nor this announcement is an offer to sell or exchange and it is not a solicitation of an offer to buy or exchange securities in any jurisdiction in which such offer, sale, purchase or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. The Offerors have not taken any action under those non-U.S. regulations to facilitate a public offer to exchange outside the United States. Therefore, the ability of any non-U.S. person to tender Existing T1 Securities in the Exchange Offers will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the Exchange Offers without the need for the Offerors to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors. Non-U.S. holders should consult their advisers in considering whether they may participate in the Exchange Offers in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the New AT1 Securities that may apply in their home countries. The Offerors and the Dealer Managers cannot provide any assurance about whether such limitations may exist.

No action has been or will be taken by Barclays, the Dealer Managers or the Exchange Agents in any jurisdiction outside the United States that would constitute a public offering of the New AT1 Securities other than the preparation of the Prospectus in compliance with articles 652a and 1156 of the Swiss Code of Obligations for purposes of making the Exchange Offers in Switzerland.

United Kingdom

The communication of this announcement, the Prospectus and any other documents or materials relating to the Exchange Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials in the United Kingdom is only directed at and may be communicated to (1) those persons who are within Article 43 of the Financial Promotion Order, and (2) any other persons to whom these documents and/or materials may lawfully be communicated under the Financial Promotion Order.

Isle of Man

The communication of this announcement, the Prospectus and any other documents or materials relating to the Exchange Offers is not being made by, and such documents will not be registered or filed as a prospectus with any governmental or other authority in the Isle of Man and the Prospectus and the issue of the New AT1 Securities have not been approved by the Isle of Man Financial Supervision Commission. Any offer for subscription, sale or exchange of the New AT1 Securities in or from the Isle of Man must be made:

(a)	by an Isle of Man financial services licence holder appropriately licensed under section 7 of the Financial Services Act 2008 to do so;

(b)	in accordance with any relevant exclusion contained within the Regulated Activities Order 2011; or

(c)	in accordance with any available relevant exemption contained within the Financial Services (Exemptions) Regulations 2011.

Guernsey

The communication of this announcement, the Prospectus and any other documents or materials relating to the Exchange Offers has not been made by, and such documents have not been approved or authorized by the Guernsey Financial Services Commission for circulation in Guernsey. This announcement, the Prospectus and any other documents or materials relating to the Exchange Offers may not be distributed or circulated directly or indirectly to any persons in the Bailiwick of Guernsey other than (i) by a person licensed to do so under the terms of the Protection of Investors (Bailiwick of Guernsey) Law, 1987, as amended, or (ii) to those persons regulated by the Guernsey Financial Services Commission as licensees under the Protection of Investors (Bailiwick of Guernsey) Law, 1987, as amended, the Banking Supervision (Bailiwick of Guernsey) Law, 1994, the Insurance Business (Bailiwick of Guernsey) Law, 2002 or the Regulation of Fiduciaries, Administration Business and company Directors etc. (Bailiwick of Guernsey) Law, 2000.

Jersey

The communication of this announcement, the Prospectus and any other documents or materials relating to the Exchange Offers is not being made by, and such documents are not subject to and have not received approval from either the Jersey Financial Services Commission or the Registrar of Companies in Jersey and no statement to the contrary, explicit or implicit, is authorised to be made in this regard. The New AT1 Securities may be offered or sold in Jersey only in compliance with the provisions of the Control of Borrowing (Jersey) Order 1958.

Belgium

Neither this announcement, the Prospectus nor any other documents or materials relating to the Exchange Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Exchange Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids (the “Belgian Takeover Law”) or as defined in Article 3 of the Belgian Law of June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (the “Belgian Prospectus Law”), both as amended or replaced from time to time. Accordingly, the Exchange Offers may not be advertised and the Exchange Offers will not be extended, and neither this announcement, the Prospectus nor any other documents or materials relating to the Exchange Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to persons who are “qualified investors” in the sense of Article 10 of the Belgian Prospectus Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account or (ii) in any other circumstances set out in Article 6, §4 of the Belgian Takeover Law and Article 3, §4 of the Belgian Prospectus Law. This announcement and the Prospectus have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offers. Accordingly, the information contained in this announcement and the Prospectus may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Exchange Offers are not being made, directly or indirectly, to the public in France. Neither this announcement, the Prospectus nor any other documents or offering materials relating to the Exchange Offers, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier, are eligible to participate in the Exchange Offers. This announcement and the Prospectus have not been and will not be submitted for clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Exchange Offers, this announcement, the Prospectus or any other documents or materials relating to the Exchange Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to Italian laws and regulations. The Exchange Offers are being carried out in the Republic of Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuers’ Regulation”).

Accordingly, the Exchange Offers are only addressed to holders of Existing T1 Securities located in the Republic of Italy who are “qualified investors” (investitori qualificati) as defined pursuant to and within the meaning of Article 100 of the Financial Services Act and article 34-ter, paragraph 1, letter b) of the Issuers’ Regulation.

Holders or beneficial owners of the Existing T1 Securities located in the Republic of Italy that qualify as “qualified investors” can tender the Existing T1 Securities through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Existing T1 Securities or the Exchange Offers.

Denmark

The Exchange Offers have not been and will not be registered with or approved by the Danish Financial Supervisory Authority (Finanstilsynet).

The offering of the New AT1 Securities under the Exchange Offers and the New AT1 Securities will only be directed to persons in Denmark who acquire the securities in accordance with the exemptions from the requirement to prepare and publish a prospectus in the Danish Securities Trading Act (Værdipapirhandelsloven) or any executive orders issued pursuant thereto.

The Exchange Offers will not be made available to any other person in Denmark nor will the New AT1 Securities otherwise be marketed or offered for sale in Denmark.

The Netherlands

The Exchange Offers may exclusively be made, and the Prospectus, this announcement, and any other documents or offering materials relating to the Exchange Offers may only be distributed, in The Netherlands to legal entities qualifying as qualified investors (gekwalificeerde beleggers) within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Grand Duchy of Luxembourg

Neither the Prospectus, this announcement nor any other documents or materials relating to the Exchange Offers (the “Exchange Offers Documentation”) have been or shall be offered, distributed or sold to the public within the territory of the Grand Duchy of Luxembourg unless:

(a)	it has been duly approved by the Commission de Surveillance du Secteur Financier (the “CSSF”) pursuant to part II of the Luxembourg law dated 10 July 2005 on prospectuses for securities, as amended (the “Luxembourg Prospectus Law”), implementing Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 on the prospectus to be published when securities are offered to the public or admitted to trading, as amended through Directive 2010/73/EU of the European Parliament and of the Council of 24 November 2010 (the “Prospectus Directive”), if Luxembourg is the home Member State as defined under the Luxembourg Prospectus Law; or

(b)	if Luxembourg is not the home Member State, the CSSF has been provided by the competent authority in the home Member State with a certificate of approval attesting that the Exchange Offers Documentation has been drawn up in accordance with the Prospectus Directive and with a copy of the said prospectus; or

(c)	the Exchange Offers Documentation benefits from an exemption from or constitutes a transaction not subject to, the requirement to publish a prospectus pursuant to the Luxembourg Prospectus Law.

Singapore

The Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Prospectus, this announcement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of New AT1 Securities may not be circulated or distributed, nor may New AT1 Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where New AT1 Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the New AT1 Securities pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; or (iv) as specified in Section 276(7) of the SFA.

Hong Kong

The New AT1 Securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the New AT1 Securities (including the Prospectus and this announcement) has been issued or been in the possession of the Dealer Managers for the purposes of issue, and will not be issued or be in the possession of the Dealer Managers for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the New AT1 Securities, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to New AT1 Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948) (the “FIEA”) has been made or will be made with respect to the solicitation of the application for the acquisition of the New AT1 Securities as such solicitation falls within a Solicitation Only for Qualified Institutional Investors (as defined in Article 23-13 paragraph 1 of the FIEA). Accordingly, the New AT1 Securities have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except in compliance with the requirements for the application of a “Qualified Institutional Investors Private Placement Exemption” under Article 2, paragraph 3, item 2 (a) of the FIEA and the other applicable laws and regulations of Japan.

Pursuant to the Qualified Institutional Investors Private Placement Exemption, the New AT1 Securities may not be transferred except to (i) a non-resident of Japan or (ii) a Qualified Institutional Investor (as defined in Article 2, paragraph 3, item 1 of the FIEA).

General

The Exchange Offers do not constitute an offer to buy or the solicitation of an offer to sell Existing T1 Securities and/or New AT1 Securities in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Exchange Offers to be made by a licensed broker or dealer and the Dealer Manager or, where the context so requires, any of its affiliates is such a licensed broker or dealer in that jurisdiction, the Exchange Offers shall be deemed to be made on behalf of Barclays by such Dealer Manager or affiliate (as the case may be) in such jurisdiction.